CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of December 2002                    Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No  X
                ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ___ .)

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                    NATUZZI S.P.A. PROVIDES OUTLOOK FOR 2003

     Santeramo in Colle, Bari, Italy - December 13, 2002 - Natuzzi S.p.A. (NYSE:
NTZ) (`Natuzzi' or `the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced its financial outlook for next year.

     Notwithstanding the Company's recent order trends, increasingly competitive market conditions and difficult economic environments in the major geographic markets in which Natuzzi operates, management forecasts for 2003 an increase in seats sold of approximately 5 percent on a year-over-year basis. Also taking into consideration current raw material prices and transportation costs, management expects to achieve for 2003 a net profit margin in the range of 8 to 9 percent.

     In light of prevailing market conditions and Natuzzi's current order backlog of about 5 weeks, which is below the optimal level of 6 weeks, the Company has eliminated overtime work. In addition, it has undertaken other cost saving initiatives aimed at reducing overhead costs as well as general and administrative expenses. Nonetheless, the Company continues to invest in the strategic projects underway to build the Natuzzi brand and enhance the various distribution channels for its furniture lines.

     Pasquale Natuzzi, chairman and chief executive officer of the Company, commented: "While current demand and pricing pressure in the marketplace do not show any signs of improvement in the near term, we remain committed to the various strategic initiatives we have launched to strengthen our market leadership in both the medium-high and promotional price segments of the upholstery market. The planned openings of approximately 150 Natuzzi Galleries and 40 new Natuzzi and Divani&Divani by Natuzzi stores in 2003 will, along with related advertising expenditures, lower our margins next year. However, these expenditures represent important investments in building a global brand in the medium-high end of the upholstery market, a brand whose values are integrated and consistent, from the design of the furniture model to the choice of its materials, and from the crafting of the product to its advertising and distribution. We expect these investments to produce satisfactory returns over the long term."

     Mr. Natuzzi added, "Our Italsofa brand continues to successfully penetrate the promotional segment of the upholstery market, where a significant growth opportunity exists for a product made according to Natuzzi's quality standards and offered at a competitive price."

     Concluded Mr. Natuzzi, "Next year will be a challenging one for our company, but we are confident that the strategies we have in place to reduce costs, increase efficiency, establish a global brand, and enhance distribution will maintain Natuzzi's market leadership."


About Natuzzi S.p.A.

     Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

     Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.

     Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani&Divani by Natuzzi chain of 122 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 64 licensed Divani&Divani by Natuzzi and Natuzzi branded stores.

     Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.


     Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.



For further details please contact:

Investor Relations Dept.                  Corporate Press Office
Tel.:    +39-080-8820-215                 Tel.:    +39-080-8820-124
Fax:     +39-080-8820-241                 Fax:     +39-080-8820-508
E-mail: investor_relations@natuzzi.com    E-mail: relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              NATUZZI S.p.A.
                                              (Registrant)


Date:  13th December 2002                     By: /s/ GIUSEPPE DESANTIS
                                                  ---------------------
                                                      Giuseppe Desantis